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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO.5)(1)

                                FairMarket, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    305158107
                        ---------------------------------
                                 (CUSIP Number)

     Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 1, 2003
                        ---------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 4 pages

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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 305158107                    13D/A                         PAGE 2 OF 4


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lloyd I. Miller, III                                        ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A)    [ ]
                                                                      (B)    [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         PF-OO**

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR  2(E)                                              [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7        SOLE VOTING POWER
                  2,303,547

         8        SHARED VOTING POWER

                  1,384,441

         9        SOLE DISPOSITIVE POWER

                  1,847,293

         10       SHARED DISPOSITIVE POWER

                  1,840,695

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,687,988

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.8%

14       TYPE OF REPORTING PERSON*

         IN-IA-OO**
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3 IN THE ORIGINAL SCHEDULE 13D.
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                                                                     Page 3 of 4

             AMENDMENT NO. 5 TO THE ORIGINAL REPORT ON SCHEDULE 13D

         INTRODUCTION

         This constitutes Amendment No. 5 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III (the "Reporting Person"), with the Securities and Exchange Commission on February 13, 2002, as previously amended (the "Statement"), relating to the common stock, par value $0.001 per share of FairMarket, Inc., a Delaware corporation (the "Company"). Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

         ITEM 4. PURPOSE OF THE TRANSACTION

         The information in Item 4 is hereby amended and restated as follows:

         On June 26, 2003, the Company filed a Form 8-K disclosing that it had entered into a definitive agreement (the "Purchase Agreement") with EBay, Inc. ("EBay") to sell substantially all of its assets to EBay (the "Transaction"), subject to stockholder approval and certain other conditions.

         The Reporting Person believes that his efforts to enhance shareholder value, including his proxy fight previously reported, contributed significantly to the Transaction. The Reporting Person filed a preliminary proxy solicitation on March 19, 2003, as amended on April 25, 2003. The preliminary proxy solicitation, among other things, solicited proxies from holders of shares of the Company's common stock to vote for the election of the Reporting Person to the Company's Board of Directors and, if two directors are to be elected at the Annual Meeting, for the election of Mr. Raymond L. Steele to the Company's Board. In the preliminary proxy statement, the Reporting Person stated his views that the Company should evaluate its strategic alternatives to enhance shareholder value.

         On June 20, 2003, the Reporting Person entered into a settlement agreement with the Company (the "Settlement Agreement") and a voting agreement with EBay (the "Voting Agreement") so as to facilitate the consummation of the Transaction. The Settlement Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference, provides that the Reporting Person will terminate his proxy solicitation efforts and, during the period from the date of the Settlement Agreement until ten days after the Company's 2003 Annual Meeting of Stockholders (the "Standstill Period"), will not engage in any other proxy solicitations or make any stockholder proposal without the consent of the Company. The Settlement Agreement also provides for an increase in the size of the Board of Directors of the Company from five members to six members and the nomination by the Company of the Reporting Person and Shikhar Ghosh (the "Board Nominees") for election as directors at the Company's 2003 Annual Meeting of Stockholders. In addition, the Reporting Person agreed in the Settlement Agreement to vote all of his shares of the Company's common stock in favor of the Transaction and the Board Nominees at the 2003 Annual Meeting of Stockholders and to vote in favor of the Company's nominees for directors at any meeting of the Company's stockholders for the election of directors during the Standstill Period.

         The Voting Agreement, which is attached hereto as Exhibit 99.2 and incorporated herein by reference, provides that until the earlier of the termination of the Purchase Agreement or the consummation of the Transaction (the "Voting Covenant Period"), the Reporting Person will vote all of his shares of the Company's common stock in favor of the Transaction at any stockholder meeting and against any competing proposals or transactions, any change in the majority of the Company's Board of Directors, any amendment to the Company's certificate of incorporation or bylaws, any material change in the Company's capitalization or corporate structure and any other action that would interfere with the Transaction. During the Voting Covenant Period, the Reporting Person also agreed not to directly or indirectly solicit, facilitate or assist any competing proposals or transactions. In connection with the Voting Agreement, the Reporting Person also delivered a proxy to EBay with respect to his voting covenants under that agreement.

         Subject to the terms of the Settlement Agreement and the Voting Agreement, and subject to the Reporting Person's duties as a director, if elected, the Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among
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                                                                     Page 4 of 4

other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company owned by him, in each case in the open market or in privately negotiated transactions, or (c) formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         For descriptions of the Settlement Agreement and the Voting Agreement, please read "Purpose of the Transaction" in Item 4 above.

         ITEM 7. EXHIBITS.

         The information in Item 7 is hereby amended as follows:

             Exhibit 99.1  Settlement Agreement (incorporated by reference from
                           Exhibit 99.4 attached to Form 8-K of the Company filed June 26, 2003).

             Exhibit 99.2  Voting Agreement (incorporated by reference from
                           Exhibit 99.4 attached to Schedule 13D of the Company filed by eBay Inc. June 30, 2003).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2003
                                                 /s/ Lloyd I. Miller, III
                                                --------------------------------
                                                      Lloyd I. Miller, III
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                                  Exhibit Index

             Ex.-99.1      Settlement Agreement (incorporated by reference from
                           Exhibit 99.4 attached to Form 8-K of the Company filed on June 26, 2003).

             Ex.-99.2      Voting Agreement (incorporated by reference from
                           Exhibit 99.4 attached to Schedule 13D of the Company filed by eBay Inc. on June 30, 2003).